Exhibit 99.1

NEWS RELEASE

Sandstorm Gold To Release Third Quarter Results On October 25

Vancouver, British Columbia | October 22, 2012

Sandstorm Gold Ltd. (TSX-V: SSL) will release its 2012 third quarter results on Thursday, October 25, 2012, after market close.

A conference call will be held on Friday, October 26, 2012 starting at 8:30am PDT to further discuss the third quarter results. To participate in the conference call use the following dial-in numbers:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm Gold provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm Gold receives a gold streaming agreement. This agreement gives Sandstorm Gold the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm Gold is a non-operating gold mining company with a portfolio of eight gold streams (five of which are producing gold) and three NSR gold royalties. Sandstorm Gold plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm Gold is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm Gold has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CONTACT INFORMATION

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178